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MEDIA CONTACT:                                                      EXHIBIT 99.1
Tanzy Ibanez
ClarusPR
Ph:  303-296-0343, ext. 251
tibanez@claruspr.com

                    APPLIEDTHEORY REPORTS YEAR-TO-YEAR GROWTH
                     IN HIGH-VALUE MANAGED HOSTING SERVICES

     o Revenue shift toward higher-margin services underscored by 100 percent year-to-year growth in managed hosting services.

     o Company improves margins to 38 percent despite economic downturn and terrorist attack aftermath.

     o Company maintains strong recurring revenue base and customer growth as trend toward enterprise outsourcing continues.

     o October reduction in force to create $6.7 million annual savings in 2002.

NEW YORK (NOV. 13, 2001) - AppliedTheory Corporation (NASDAQ:ATHY), an Internet knowledge, development and managed hosting partner for hundreds of large corporations, organizations and government agencies, today announced third quarter 2001 revenue of $20.5 million dollars, an increase of 9 percent compared to second quarter. Gross margins for the third quarter improved sequentially to 38 percent, up from 35 percent in the second quarter.

AppliedTheory continues to take assertive steps to contain costs while maintaining a strong recurring revenue base and customer growth, and noted that its success in sustaining operational strength is demonstrated by improved margins despite a weakened economy. In October, the company completed a 16 percent reduction in force, which results in an annualized savings of $6.7 million that will be fully realized beginning in the first quarter of 2002. The company also continued a strategic focus on shifting its revenue base toward higher-margin outsourced managed hosting and related services. In third quarter, hosting and related services accounted for $6.8 million, or 33 percent of total revenue, representing a 100 percent increase in managed hosting services compared to third quarter period of the previous year.

"As a company born and based in New York City, AppliedTheory has been extraordinarily challenged by what already was a difficult economic situation made worse by the tragic attacks on September 11," said AppliedTheory CEO Danny
E. Stroud. "The damage to the telecommunications infrastructure in New York City commanded a significant amount of money, time and effort from AppliedTheory to ensure we maintain our operational integrity and world-class customer service. Our hosting operations did not have any downtime. The combination of these events, however, underscore a defining transformation in our industry. We saw our largest competitor file for bankruptcy while at the same time we're watching demand for outsourced managed hosting services become the epicenter of the Internet's future. The


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tough economic times are accelerating the trend toward outsourcing, with enterprise customers demanding the highest levels of security, redundancy, backup and application integration. These mission-critical requirements match AppliedTheory's historic capabilities, knowledge base and operational depth. Our ability to deliver these services reinforces the foundation of our strong customer loyalty."

"We have probably not seen the end of the economic downturn," Stroud said, "but we are confident that the steps we are taking will help us maintain our growing leadership position as the preferred Internet and managed hosting services company for some of the nation's largest corporations, universities and government agencies."

Net loss attributable to common shareholders for the quarter ending September 30, 2001, was $11.2 million, or $0.40 per share, versus $14.2 million, or $0.57 per share, in the comparable 2000 period.

The EBITDA loss for the third quarter of 2001 was $2.9 million, which was a $1.4 million improvement from the $4.3 million EBITDA loss in the second quarter of 2001 before non-recurring charges. The EBITDA loss was somewhat higher than expected due primarily to legal fees associated with the Couch litigation, and to an increase in the company's bad debt reserve reflecting economic hardships being experienced by some AppliedTheory customers.

Angelo Gencarelli, senior vice president and chief financial officer of AppliedTheory, explained that the company may not reach EBITDA positive in fourth quarter as planned, but that the company believes this to be a temporary delay resulting specifically from the unforeseeable combination of economic downturn, litigation costs and lengthened sales cycles that resulted following the terrorist attacks.

"The AppliedTheory management team has effectively managed the company's path toward profitability while turning our revenue focus toward higher value managed hosting services despite the weakened economy," said Gencarelli. "The impact of the September 11 attacks created two unexpected issues. One, we had to immediately redirect our focus and resources to take care of customers affected by the resulting structure and network damage. Secondly, prospective enterprise customers have slowed typical sales cycles while cautiously re-evaluating their Internet requirements in light of new concerns for security, network redundancy and disaster recovery, in addition to the requirements they already had. Because we are uniquely qualified to provide any level of mission-critical Internet platform, we believe that this hesitation is temporary and that sales volume will resume as the economic situation stabilizes."


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REVENUE FOR THE QUARTER

For the third quarter of 2001, revenue from web hosting and related services grew 100 percent, with Internet Solutions revenue decreasing 31 percent and Internet connectivity revenue decreasing 12 percent from the third quarter 2000. Prior year and consecutive quarter comparables (in millions) were as follows:

                                             QUARTER-OVER-QUARTER                   YEAR-OVER-YEAR
                                     ------------------------------       -----------------------------
                             3Q01    2Q01     CHANGE       % CHANGE       3Q00     CHANGE      % CHANGE
                             ----    ----     ------       --------       ----     ------      --------
Web Hosting                  $6.8    $6.8       0             0%          $3.4      $3.4          100%
Internet Solutions           $6.6    $4.7      $1.9          40%          $9.5     $(2.9)         (31)%
Internet Connectivity        $7.1    $7.4      (0.3)         (4)%         $8.1     $(1.0)         (12)%



ABOUT APPLIEDTHEORY CORPORATION

Industry pioneer AppliedTheory combines its unparalleled knowledge base with the ability to build, integrate and manage Internet business solutions in an increasingly complex online economy. AppliedTheory's proactive responsiveness to changing business requirements has earned the company a 95 percent retention rate from customers that include AOL, America's Job Bank and Ingersoll-Rand. The company offers a comprehensive and fully integrated suite of managed hosting, connectivity and security services, providing one of the industry's most reliable single sources for large enterprise Internet needs. For additional information about the company, visit www.appliedtheory.com.

Statements contained in this announcement that are not historical facts may be deemed to be forward-looking statements, which are subject to risks and uncertainties, including those discussed in AppliedTheory's filings with the Securities and Exchange Commission.

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                   APPLIEDTHEORY CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                   (UNAUDITED)

                                        THREE MONTHS ENDED                   NINE MONTHS ENDED
                                            SEPTEMBER 30,                       SEPTEMBER 30,
                                    --------------------------          --------------------------
                                       2000             2001              2000             2001
                                    ----------      ----------          ---------       ----------

Net revenues
  Web hosting                       $    3,417      $    6,772          $   7,192       $   20,986
  Internet solutions                     9,474           6,578             24,180           16,543
  Internet connectivity                  8,075           7,157             23,405           22,092
                                    ----------      ----------          ---------       ----------

  Total net revenues                    20,966          20,507             54,777           59,621
                                    ----------      ----------          ---------       ----------

Costs and expenses
  Cost of revenues                      14,561          12,761             38,350           38,771
  Sales and marketing                    7,198           4,474             21,368           16,234
  General and administrative             5,709           5,835             15,481           15,889
  Research and development                 915             498              1,263            1,750
  Depreciation                           2,868           3,357              7,333            9,547
  Amortization                           3,416           3,708              8,212           11,087
  Other expenses (income)                   20             (67)              (186)             (89)
  Non-recurring charges                                                                      6,202
                                    ----------      ----------          ---------       ----------

  Total costs and expenses              34,687          30,566             91,821           99,391
                                    ----------      ----------          ---------       ----------

  Loss from operations                 (13,721)        (10,059)           (37,044)         (39,770)

Interest income                           (436)            (21)            (1,113)            (160)
Interest expense                           940           1,183              2,190            3,642
                                    ----------      ----------          ---------       ----------

  Net loss attributable to
    common stockholders             $  (14,225)     $  (11,221)         $ (38,121)      $  (43,252)
                                    ==========      ===========         =========       ===========

Basic and diluted loss per
  common share                      $   ( 0.57)     $    (0.40)         $  ( 1.59)      $    (1.59)
                                    ==========      ==========         =========        ==========

Shares used in computing basic
  and diluted loss per share        24,822,053      28,327,183         23,924,826       27,193,967
                                    ==========      ==========         ==========       ==========

Other data:
 EBITDA (1)                             (7,436)         (2,994)           (21,499)         (19,136)
 Capital Expenditures (2)                1,722             571             14,946            2,016


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(1) EBITDA is earnings (loss) from operations before interest, taxes, depreciation, and amortization. EBITDA is presented because management believes that investors may find it to be a useful tool for measuring a company's ability to service debt. However, EBITDA does not represent cash flow from operations, as defined by generally accepted accounting principles. EBITDA should not be considered as a substitute for net loss or as an indicator of our operating performance, cash flow or liquidity.

(2) Capital expenditures include assets acquired with debt and exclude assets acquired through capital lease financing.


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